Exhibit 7.1

Computation of Ratios of Earnings to Fixed Charges

	Year Ended December 31,
Korean GAAP	2001	2002	2003
	(Millions of Won)

Earnings:
Net earnings	1,112,975	1,946,934	821,734
Income tax	421,470	741,354	523,631
Income from equity investees	(5,157)	(8,524)	(5,462)
Dividend from equity method affiliates	1,995	469	554
Fixed charges	836,725	828,079	720,744
Less interest capitalized	(119,147)	(158,482)	(a)
Minority interest in earnings (losses) of consolidated subsidiaries	260,422	316,918	235,695

Total earnings	2,509,283	3,666,748	2,296,896

Fixed charges:
Interest expense	712,442	650,460	705,540
Capitalized interest	119,147	158,482	(a)
One-third of rental expenses on operating leases, deemed to be representative of interest expenses	5,136	19,137	15,204

Total fixed charges	836,725	828,079	720,744

Ratios of earnings to fixed charges	3.00:1	4.43:1	3.19:1

U.S. GAAP
Earnings:
Net earnings	1,006,324	1,556,262	395,443
Income tax	261,677	519,642	217,568
Income from equity investees	(8,898)	(10,713)	(10,559)
Dividend from equity method affiliates	1,995	1,278	958
Fixed charges	563,298	488,970	443,078
Less interest capitalized	(43,925)	(27,853)	(21,469)
Minority interest in earnings (losses) of consolidated subsidiaries	2,220	(3,222)	(22)

Total earnings	1,782,691	2,524,364	1,024,997

Fixed charges:
Interest expense	517,051	461,117	421,609
Capitalized interest	43,925	27,853	21,469
One-third of rental expenses on operating leases, deemed to be representative of interest expenses	2,322	—	—

Total fixed charges	563,298	488,970	443,078

Ratios of earnings to fixed charges	3.16:1	5.16:1	2.31:1

(a)	According to the revised K-GAAP, effective on January 1, 2003, the company elected to no longer capitalize interest costs on all borrowings, incurred prior to completion of the acquisitions, as part of the cost of qualifying assets.